

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.
100 Boston Turnpike, Ste. J9B #290
Shrewsbury, MA 01545

      Re: Mass Megawatts Wind Power, Inc.
           Post Qualification Amendment No. 2 on Form 1-A
           Filed March 27, 2023
           File No. 024-11949

Dear Jonathan Ricker:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 2 on Form 1-A filed March 27, 2023

General

1.   We note your revised disclosure in Part F/S in response to prior comment 1. Please update the Management's Discussion and Analysis of Financial Condition and Results of Operations section of your offering circular to provide a discussion of your results of operations for the interim period ended January 31, 2023. Refer to Part II, Item 9 of Form 1-A.

2.   Please obtain and file as Exhibit 2.6 a revised consent from your auditor to correctly state the date of their audit report relating to the financial statements of Mass Megawatts Wind Power, Inc. for the year ended April 30, 2021.

       If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William Eilers